FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

EXPLANATORY NOTE

Inclusion of Cosan Limited’s Earnings Release, regarding the results of the fourth quarter (October, November and December) of 2017 (4Q17) and Fiscal Year of 2017.

4Q17 & 2017 Earnings Release

São Paulo, March 1, 2018 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ and B3: CZLT33) announces today its results for the fourth quarter (October, November and December) of 2017 (4Q17) and Fiscal Year of 2017. The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS), Comparisons in this report take into consideration 4Q17 x 4Q16 and 2017 x 2016, except where indicated differently,

Summary of Financial Information

Executive Summary—Cosan Pro forma¹	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
BRL mln	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
Net Revenue	14,717.2	13,043.7	12.8%	14,483.9	1.6%	55,016.4	51,889.0	6.0%
Gross profit	1,911.2	1,578.3	21.1%	2,322.3	-17.7%	7,429.7	7,632.3	-2.7%
EBIT	1,904.0	703.8	n/a	1,403.2	35.7%	4,794.1	4,366.6	9.8%
EBITDA	2,879.0	1,696.5	69.7%	2,231.3	29.0%	8,104.6	7,476.1	8.4%
Adjusted EBITDA²	1,895.1	1,640.2	15.5%	2,413.1	-21.5%	7,834.3	6,603.2	18.6%
Net Income (Loss)	326.6	(34.9)	n/a	248.1	31.6%	551.0	277.8	98%
Ajusted Net Income² (Loss)	(203.3)	3.6	n/a	267.5	n/a	188.2	(135.3)	n/a

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia

Note 2: Adjusted EBITDA and Net Income do not include non-recurring effects in Cosan S/A, as detailed in its earnings release,

Message from the CEO

Here we are after another year in Brazil where reality ended up being quite different from expectations. The atmosphere in the beginning of 2017 was of cautious optimism: encouraging initial signs of economic upswing shadowed by question marks on approval reforms required to ensure sustainable improvements. Political uncertainties increased around middle of year. Declining inflation and interest rates trends instead progressed and growth signs spread across wider range of industries. Reforms approval lagged behind expectations and 2018 starts with elections bringing additional challenges to reaching that goal. But Brazil is out of recession, inflation is back on track and interest rates just hit record lows. Quoting English gentlemen, “not bad at all”.

Cosan Limited businesses delivered on guidance across the board for eighth consecutive year, grounded on tireless search for operation excellence. Raízen Combustíveis keeps on outperforming peers and delivering solid EBITDA growth in volatile pricing and supply environment. Raízen Energia concluded 2017/18 crushing season further optimizing its cost structure while optimizing its product mix to offset more challenging commodities price scenario. Comgás and Moove beat guidance leveraging on higher industrial activity, Rumo scored record high EBITDA by managing to overcome operational challenges amid major turnaround to reap rewards of record high crop in Brazil. Last but not least, all our companies ended 2017 with leveraging ratios hovering close to 2,5x Net EBITDA target and strong cash generation. Our portfolio has been tested against stressed economic environments over the last decade and succeeded.

Capital allocation. CZZ issued USD 500 million in bonds aimed at funding our participation in timely BRL 2.6 billion follow on at Rumo, reducing funding costs while de-risking further our portfolio. In line with our commitment to simplifying our corporate structure, CZZ sold Comgás shares to Cosan S/A (from the exercise of a put option by Shell, under the exact same conditions), strengthening CZZ cash liquidity. Then, we called for a successful tender offer resulting on buy back of USD 212 million worth of CZZ shares as part of capital allocation strategy, reflecting high conviction in the value of our portfolio. CZZ outperformed underlying listed assets by approximately 10%.

We released our guidance for 2018, calling for another year of pro-forma EBITDA expansion. Raizen Combustíveis is expected to continue leveraging on strong relationship with its retailers, strengthened across economic downturn, and supply and commercialization strategy. Raizen Energia efficiency journey will allow it to endeavor a year of more challenging commodity prices with robust returns. Comgas is set to keep on benefiting from higher economic activity and conversion of new residential and commercial clients. Moove is well positioned to benefit from upturn in Brazil while international expansion continues. And Rumo remains committed to execution of its business plan to deliver continued EBITDA growth and cash generation.

2017 has been another amazing year for Cosan Limited and we expect 2018 to be the same.

Marcos Marinho Lutz, CZZ’s CEO.

Investor Relations
E-mail: ri@cosan.com.br Tel: +55 11 3897-9797 Website: ri.cosanlimited.com

1 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Business Units

Cosan S/A Indústria e Comércio (B3: CSAN3) and Cosan Logística S/A (B3: RLOG3), companies controlled by the Company, reported its results in February 22, 2018 and February 27, 2018, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

•	Cosan S/A (CSAN3): http:/ri.cosan.com.br

•	Cosan Logística (RLOG3 e RAIL3): http://ri.rumolog.com.br

Cosan S/A and Cosan Logística S/A business units that compose Cosan Limited and interest in each reportable segment are shown below:

• Cosan S.A. (CSAN3) (57.9%)
Raízen Combustíveis (50%)	Fuel Distribution
Raízen Energia (50%)	Sugar, Ethanol and Cogeneration
Comgás (79.9%)	Natural Gas Distribution
Moove (100%)	Lubricants, Basic Oils and Specialties
Cosan Corporativo (100%)	Corporate Structure and Other Investments
• Cosan Logística S.A. (RLOG3) (72.5%)
Rumo S.A. (RAIL3)	Logistics Operator

Executive Summary 4Q17 & 2017

Cosan S.A. (CSAN3):

Cosan S/A Proforma: Adjusted EBITDA reached R$ 1.2 billion in 4Q17 (-7%) and R$ 5.1 billion in 2017, in line with the guidance for the 8th consecutive year. Adjusted Net income for the year was R$ 953 million (+53%), reflecting better operational performance across all businesses. Raízen Combustíveis continues to reap the rewards of consistent supply optimization and commercialization strategies combined with solid long-term relationship with retailers resellers, once again out performing performance the market. At Raízen Energia, we concluded 2017/18 crushing season with 61 million tons of sugar cane (+2%), yet less favorable commodity prices negatively affected quarter results. Higher industrial activity and connection of new customers supported another strong quarter at Comgás. Moove sales volumes increased in Brazil and international operations. Leverage (ratio net debt / pro forma EBITDA) remained stable at 2,0x at the end of the period and free cash flow (FCFE) reached R$ 643 million, impacted by R$833 million disbursement related to the acquisition of Comgás shares.

Raízen Combustíveis: Adjusted EBITDA was R$ 806 million in 4Q17 (-10%), lower supply-related gains in the quarter when compared to the previous year offset higher sales volumes. Total sales volume increased 4% while the market expanded by 2% in 4Q17 (ANP source) when compared to 4Q16. Otto cycle sales grew 1% (-1% in gasoline equivalent), affected by a greater share of ethanol in sales mix. Raizen diesel sales was 9% higher than 4Q16, driven by higher demand from the agricultural segment and new customers, while market grew by 4% (ANP source). In 2017 Raízen Combustíveis adjusted EBITDA reached R$ 2.9 billion (+5%), in line with guidance, with 3% growth in total sales volume compared to 1% market growth based on ANP figures and 1% market reduction based on Plural figures, former Sindicom.

Raízen Energia: Adjusted EBITDA in 4Q17, third quarter of 2017/18 crop year, reached R$ 891 million (-11%), reflecting lower average sugar and ethanol prices in the market, partially offset by better bioenergy results. Crushing totaled 13 million tons of sugarcane (+17%) in the quarter due to drier climate and greater availability of raw material. 4Q17 productivity index of was 8,4 Kg ATR/hectare (-4%) and the production mix was 48% for sugar (versus 56% in 4Q16), due to the increase of ethanol profitability in the period. Raízen crushed 61 million tons of sugarcane (+ 2%) in first nine-months of 2017/18 harvest with a production mix of 55% for sugar.

2 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Comgás: EBITDA normalized by regulatory current account effect reached R$ 416 million in the quarter (+16%), impacted by the higher volume sold (+4%) and margins inflation correction in May 2017. Natural gas sales in industrial and commercial segments increased by 3% and 6% respectively in 4Q17, reflecting gradual recovery of the economic activity. Residential segment volumes remained stable compared to 4Q16, affected by higher average temperature in the period. Normalized EBITDA exceeded the guidance for 2017 and reached R$ 1.7 billion (+19%), due to higher sales volumes and lower operating expenses due to efficiency gains. Sales volume increased across all segments in 2017 (+4% versus 2016), supported by connection of new clients over last 12 months and higher demand for natural gas.

Moove: 4Q17 EBITDA reached R$ 34 million (-27%) and R$ 175 million in 2017 (+29%), beating guidance. Better results for the year are due to higher sales volumes (+6%) and better mix of products across all markets.

Cosan Logística S.A. (RLOG3):

Rumo achieved EBITDA growth higher than 100% in 4Q17, coming to R$ 730 million. In 2017, Rumo reached EBITDA of R$ 2,757 million, up 36% year-on-year and within guidance. Investments continue to yield capacity increase and operational improvements, allowing Rumo to capture higher volumes and reach 13.4 billion RTK (+79%) during 4T17 and 49.7 billion RTK in 2017 (+23%). Grains transportation, which is Rumo’s most profitable operation, grew 39% in 2017 reaching 71% market in Santos Port in 4Q17. Productivity gains enabled operational records throughout the year, diluting fixed costs, while diesel consumption per GKB is down 8.6%. EBITDA margin reached 46% in 4Q17 and in the average of the year (versus 34% in 4Q16 and 40% in 2016). Rumo closed 4Q17 with broad net debt/LTM EBITDA of 2.6x, from 4.0x in previous quarter, on the back of higher EBITDA and R$ 2.6 billion capital increase in October. In January of 2018, company issued USD 500 million in bonds with maturity date in January of 2025 and a 5.875% annual interest rate, considerably below the cost of the first issue in the international market in February 2017, as part of its commitment to reducing cost of debt. Scenario for 2017/2018 grains crops is encouraging and 2017 performance reinforces confidence on achieving long term objectives.

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com.) in the Results Center.

3 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Main Operational and Financial Metrics

Raízen Combustíveis

	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
Otto Cycle Volume (Gasoline+ Ethanol) (‘000 cbm)	3,078	3,060	1%	2,958	4%	11,878	11,614	2%
Gasoline Equivalent[3]Volume (‘000 cbm)	2,840	2,883	-1%	2,760	3%	11,129	10,840	3%
Diesel Volume (‘000 cbm)	2,885	2,638	9%	3,028	-5%	11,295	10,688	6%
Adjusted EBITDA Margin[4] (BRL/cbm)	123	142	-13%	136	-10%	115	113	2%
Adjusted EBIT[4] (BRL/cbm)	99	115	-14%	110	-10%	90	88	2%

Note 3: Sum of gasoline and ethanol volumers, adjusted by the energy coefficient of 0,7221.

Note 4: Excludes effects from asset sale and other non-recurring items.

Raízen Energia

	4Q17	4Q16	Chg.%	2017/18	2015/16	Var.%
	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Oct-Dec)	(Oct-Dec)	17/18x15/16
Sugarcane Crushed (mln mt)	13,3	11,3	17%	60,7	59,4	2%
TRS/ha	8,4	8,7	-4%	9,8	10,3	-5%
Sugar/Ethanol Production Mix	48% x 52%	56% x 44%	n/a	55% x 45%	57% x 43%	n/a
Adjusted EBITDA[5] (BRL mln)	891	1,003	-11%	3,089	2,768	12%
Adjusted EBIT5/TRS sold (BRL/ton)	115	184	-38%	171	170	1%

Note 5: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Note 6: TRS sold represents the total volume sold measured in sugar equivalent (tons).

Comgás

	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
Total Sales Volume (cbm) Ex-Thermal	1,089	1,047	4%	1,114	-2%	4,291	4,119	4%
Normalized EBITDA[7] (BRL mln)	416	359	16%	477	-13%	1,737	1,465	19%
IFRS EBITDA (BRL mln)	375	308	22%	463	-19%	1,518	1,965	-23%

Note 7: Includes the effect from the regulatory Current Account.

Moove

	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
Total Sales Volume (‘000 cbm)	81	81	0%	93	-13%	348	329	6%
EBITDA (BRL mln)	34	46	-27%	44	-24%	175	136	29%

Rumo

	4Q17	4Q16	Chg.%
	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16
Consolidated
Operating Ratio[8]	82.0%	95.0%	-13%
Diesel Comsuption (Liters 000’ TKB)	4.3	4.9	-13%
North Operation
Grains from Rondonópolis (MT) to Port of Santos (SP)

Average number of freight cars loaded per day (units)	476	97	n/a%
Transit time (hours)	107	97	10%
Cycle time of freight cars (days)	10	11	-11%
Operação Sul
Grains from terminals in North of Paraná to Port of Paranaguá (PR) and São Francisco do Sul (SC)

Average number of freight cars loaded per day (units)	276	36	n/a%
Transit time (hours)	48	48	0%
Cycle time of freight cars (days)	8	8	-0%

Note 8: Operating Ratio calculation considers proportional allocation of part of 4Q16 depreciation in prior quarters from the same year.

4 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Cosan Corporate Results

The following table provides a breakdown of the 4Q17 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S/A Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit 4Q17	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	19,374.2	3,293.6	1,496.8	637.0	1.1	(22,667.8)	0.0	2,135.0	1,592.1	—	(9.9)	3,717.2
Cost of Goods and Services Sold	(18,304.1)	(2,645.8)	(969.5)	(493.1)	(1.9)	20,949.9	-0.0	(1,464.5)	(1,210.4)	—	9.9	(2,665.0)
Gross Profit	1,070.1	647.8	527.3	144.0	(0.8)	(1,717.9)	—	670.5	381.7	—	—	1,052.2
Gross Margin (%)	5.5%	19.7%	35.2%	22.6%	-71.0%	7.6%	—	31.4%	24.0%	n/a	—	28.3%
Selling Expenses	(349.9)	(197.5)	(166.4)	(102.8)	(0.0)	547.4	—	(269.2)	(5.2)	—	—	(274.4)
General and Administrative Expenses	(123.2)	(165.8)	(98.5)	(29.2)	(44.0)	289.1	—	(171.8)	(95.6)	(41.7)	—	(309.1)
Other Operating Income (Expenses)	62.1	(16.9)	(4.9)	0.2	973.4	(45.3)	—	968.8	3.1	(0.0)	—	971.9
Equity Pick-up	—	(6.4)	—	(2.1)	399.1	6.4	(105.1)	292.0	(3.0)	382.2	(382.2)	289.0
Depreciation and Amortization	153.1	594.3	117.4	23.8	4.9	(747.4)	—	146.0	448.3	0.0	—	594.4
EBITDA	812.1	855.4	375.0	33.9	1,332.6	(1,667.6)	(105.1)	1,636.4	729.4	340.5	(382.2)	2,324.0
EBITDA Margin (%)	4.2%	26.0%	25.1%	5.3%	n/a	7.4%	n/a	76.6%	45.8%	n/a	n/a	62.5%
Financial result	(44.4)	(112.3)	(85.7)	(17.7)	(392.3)	156.8	—	(495.7)	(393.7)	(13.7)	(22,8)	(925.8)
Income and Social Contribution Taxes	(168.9)	(22.4)	(9.8)	(1.6)	(249.0)	191.3	—	(260.5)	52.8	(0.1)	8,1	(199.7)
Non-controlling Interest	(14.5)	—	—	—	—	14.5	(47.8)	(47.8)	41.3	(0.1)	(271.0)	(277.6)
Net Income	431.2	126.4	162.1	(9.2)	686.4	(557.6)	(152.9)	686.4	(18.5)	326.6	(667.8)	326.6
Earnings by Business Unit 2017	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
Net Revenue	72,789.1	13,152.7	5,537.9	2,129.5	3.4	(85,941.8)	-0.0	7,670.8	5,946.3	—	(34.7)	13,582.5
Cost of Goods and Services Sold	(68,875.3)	(10,907.7)	(3,492.4)	(1,545.7)	(7.9)	79,782.9	0.0	(5,045.9)	(4,221.0)	—	34.7	(9,232.2)
Gross Profit	3,913.9	2,245.0	2,045.5	583.9	(4.5)	(6,158.9)	—	2,624.9	1,725.4	—	(0.0)	4,350.3
Gross Margin (%)	5.4%	17.1%	36.9%	27.4%	n/a	7.2%	—	34.2%	29.0%	n/a	—	32.0%
Selling Expenses	(1,345.8)	(803.2)	(652.9)	(386.7)	(0.2)	2,149.0	—	(1,039.8)	(28.8)	—	—	(1,068.7)
General and Administrative Expenses	(455.7)	(618.1)	(345.0)	(94.0)	(158.4)	1,073.8	—	(597.4)	(285.4)	(52.5)	—	(935.3)
Other Operating Income (Expenses)	312.2	(108.0)	(26.4)	(3.7)	911.1	(204.2)	—	881.0	(3.3)	(0.1)	—	877.6
Equity Pick-up	—	(54.5)	—	(7.7)	1,387.4	54.5	(381.8)	998.0	4.2	710.4	(710.4)	1,002.3
Depreciation and Amortization	635.9	2,131.1	496.8	82.9	17.0	(2,767.0)	—	596.7	1,341.3	0.0	—	1,938.0
EBITDA	3,060.4	2,792.4	1,517.9	174.7	2,152.5	(5,852.8)	(381.8)	3,463.3	2,753.3	657.9	(710.4)	6,164.1
EBITDA Margin (%)	4.2%	21.2%	27.4%	8.2%	n/a	6.8%	n/a	45.1%	46.3%	n/a	n/a	45.4%
Financial result	(359.8)	0.1	(225.5)	(54.4)	(618.5)	359.6	—	(898.4)	(1,665.8)	(101.6)	(85.7)	(2,751.5)
Income and Social Contribution Taxes	(615.8)	(78.9)	(236.0)	(20.1)	(201.6)	694.7	—	(457.7)	(10.2)	1.7	37.9	(428.4)
Non-controlling Interest	(59.6)	—	—	—	—	59.6	(195.2)	(195.2)	184.5	(7.0)	(477.6)	(495.3)
Net Income	1,389.3	582.5	559.7	17.3	1,315.3	(1,971.8)	(577.0)	1,315.3	(79.5)	551.0	(1,235.8)	551.0

5 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Loans and Financing

In December 31, 2017, Cosan Limited’s (CZZ Corporate) gross debt totalized R$ 2.4 billion, reflecting the USD 500 million Bond 2024 issuance in September of 2017.

Cash and cash equivalents came to R$ 1.2 billion in 4Q17, compared to R$ 1.9 billion at the close of the 3Q17, due to the following events: (i) investment of R$ 545 million related to the participation in the capital increase of its subsidiary Cosan Logística and (ii) conclusion of Share Buyback Program in the amount of US$ 212 million, partially offset by the sale of Comgás shares (resulting from Shell’s exercise) to Cosan S/A in the amount of R$ 833 million.

CZZ Corporate’s net debt ended the period at R$ 1.2 billion, higher than the Company’s net debt of R$ 428 million at the end of 3Q17.

Loans and Financing 4Q17 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	Cosan Limited (Parent Company)	CZZ Pro forma
Opening balance of pro forma net debt	1,010.0	297.0	2,602.6	3,909.7	3,790.2	534.6	8,234.5	8,411.7	378.3	17,024.5

Cash, cash equivalents and marketable securities	2,454.6	133.1	1,659.6	4,247.3	1,119.1	103.1	5,469.4	1,706.9	1,891.3	9,067.6
Gross Debt	3,464.6	430.1	4,262.2	8,157.0	4,909.3	637.7	13,704.0	10,118.5	2,269.6	26,092.1

Cash items	193.9	137.8	(40.6)	291.0	(194.5)	821.8	918.3	(838.9)	(43.8)	35.7

Funding	404.3	235.0	12.7	652.1	100.0	828.5	1,580.9	1,296.3	(5.0)	2,871.9
Payment of principal on loans and borrowings	(108.6)	(85.2)	(38.3)	(232.0)	(181.9)	(2.0)	(415.9)	(1,865.4)	—	(2,281.3)
Payment of Interest on loans borrowings	(107.8)	(3.0)	(35.6)	(146.4)	(112.6)	(4.7)	(263.7)	(269.6)	(38.7)	(572.1)
Derivatives	5.9	(9.1)	20.5	17.4	—	—	17.4	(0.2)	—	17.2

Noncash items	95.6	28.9	150.6	275.1	166.5	(51.0)	390.7	281.8	117.7	790.2

Provision for interest (accrual)	57.9	4.9	82.3	145.1	67.8	6.6	219.5	205.8	41.2	466.5
Monetary variation and MTM adjustment of debt	23.4	9.3	38.2	70.9	18.8	1.5	91.2	67.2	6.0	164.4
Exchange variation, net of derivatives	14.3	14.7	30.1	59.2	79.9	(59.1)	79.9	8.8	70.5	159.3

Closing balance of gross debt	3,754.0	596.8	4,372.2	8,723.1	4,881.4	1,408.5	15,012.9	9,561.5	2,343.6	26,918.0

Cash, cash equivalents and marketable securities	2,237.1	197.6	1,415.7	3,850.4	1,034.7	610.9	5,496.0	3,333.1	1,225.1	10,054.1

Closing balance of pro forma net debt	1,517.0	399.3	2,956.5	4,872.7	3,846.7	797.6	9,517.0	6,228.4	1,118.5	16,863.9

Obligations due to preferred shareholders of subsidiaries	—	—	1,442.7	1,442.7	—	—	1,442.7	—	—	1,442.7

Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	1,517.0	399.3	4,399.2	6,315.4	3,846.7	797.6	10,959.6	6,228.4	1,118.5	18,306.5

6 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Cash Flow Reconciliation

Cash Flow Statement 4Q17
BRL mln	Comgás	Moove	Cosan Corporate	Eliminations	Cosan S/A	Raízen Combined	Eliminations	Cosan S/A Pro forma	Cosan Logística	Cosan Limited (Parent Company)	Eliminations/ Adjusted	CZZ Pro forma
EBITDA	375.0	33.9	1,332.6	(105.1)	1,636.4	833.8	(278.8)	2,191.3	729.4	340.5	(382.2)	2,879.0

Noncash impacts on EBITDA	63.4	12.3	(1,362.8)	105.1	(1,182.0)	(51.5)	278.8	(954.7)	78.5	(340.3)	382.2	(834.2)
Changes in assets and liabilities	(81.3)	(8.6)	(69.1)	—	(159.0)	(167.9)	—	(326.9)	(180.6)	0.1	(3.0)	(510.5)
Operating financial result	39.8	(1.1)	16.0	—	54.7	(3.6)	—	51.2	12.8	3.2	—	67.2

Operating Cash Flow	396.9	36.5	(83.4)	—	350.1	610.8	—	960.9	640.1	3.5	(3.0)	1,601.4

CAPEX	(108.4)	(26.2)	(1.5)	—	(136.1)	(386.7)	—	(522.9)	(621.6)	(1.6)	—	(1,146.0)
Other	—	(116.5)	(87.0)	30.4	(173.1)	24.2	—	(148.9)	(0.6)	(548.0)	593.3	(104.3)

Cash Flow from Investing Activities	(108.4)	(142.7)	(88.5)	30.4	(309.3)	(362.5)	—	(671.8)	(622.2)	(549.6)	593.3	(1,250.3)

Funding	404.3	235.0	12.7	—	652.1	928.5	—	1,580.6	1,296.3	(5.0)	—	2,871.9
Loans amortization (Principal)	(108.6)	(85.2)	(38.3)	—	(232.0)	(183.9)	—	(415.9)	(1,954.5)	—	—	(2,370.4)
Loans amortization (Interest)	(107.8)	(3.0)	(35.6)	—	(146.4)	(125.4)	—	(271.8)	(322.0)	(38.7)	—	(632.5)
Derivatives	6.0	(9.1)	20.5	—	17.4	—	—	17.4	(0.2)	—	—	17.2
Other	—	29.7	(791.8)	(30.4)	(792.4)	(1.7)	—	(794.1)	2,586.4	(136.3)	(590.3)	1,065.8

Cash Flow from Financing Activities	193.9	167.5	(832.4)	(30.4)	(501.4)	617.5	—	116.1	1,606.0	(180.0)	(590.3)	951.9

Dividends received	—	—	883.7	(434.8)	448.9	—	(444.3)	4.7	1.6	—	—	6.3

Free Cash Flow to Equity	482.3	61.3	(120.5)	(434.8)	(11.7)	865.8	(444.3)	409.9	1,625.6	(726.1)	0.0	1,309.3

Cosan S.A	—	—	(134.7)	—	(134.7)	—	444.3	309.5	—	(0.5)	—	309.5
Comgás	(699.8)	—	—	434.8	(265.0)	—	—	(265.0)	—	—	—	(265.0)
Others	—	—	—	—	—	(450.3)	—	(450.3)	—	(0.5)	—	(450.7)

Dividends paid	(699.8)	—	(134.7)	434.8	(399.7)	(450.3)	444.3	(405.7)	—	(0.5)	—	(406.2)

Exchange variation impact on cash and cash equivalents	—	3.1	11.4	—	14.5	7.9	—	22.4	0.7	60.3	—	83.4

Cash Generation (Burn) in the Period	(217.5)	64.5	(243.8)	—	(396.9)	423.5	—	26.6	1,626.2	(666.2)	0.0	986.5

7 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Financial Statements

Cosan Limited—Accounting

Indicators	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
BRL mln	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
EBITDA	2,324.0	1,080.0	n/a	1,665.7	39.5%	6,164.1	5,347.1	15.3%
CAPEX	910.7	600.0	51.8%	627.2	45.2%	2,678.9	2,278.9	17.5%

Income Statement for the Period	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
BRL mln	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
Net Revenue	3,717.2	2,785.9	33.4%	3,711.0	0.2%	13,582.5	12,518.1	8.5%
Cost of Goods and Services Sold	(2,665.0)	(2,219.7)	20.1%	(2,405.6)	10.8%	(9,232.2)	(8,317.5)	11.0%
Gross profit	1,052.2	566.2	85.8%	1,305.4	-19.4%	4,350.3	4,200.6	3.6%
Selling, general & administrative expenses	(583.4)	(548.8)	6.3%	(471.2)	23.8%	(2,004.0)	(2,038.3)	-1.7%
Other net operating income (expenses)	971.9	(33.1)	n/a	(30.5)	n/a	877.6	(116.3)	n/a
Financial results	(925.8)	(718.2)	28.9%	(522.8)	77.1%	(2,751.5)	(3,055.8)	-10.0%
Equity Pick-up	289.0	464.3	-37.8%	415.8	-30.5%	1,002.3	1,565.7	-36.0%
Expenses with income and social contribution taxes	(199.7)	87.7	n/a	(148.9)	34.1%	(428.4)	(61.7)	n/a
Non-controlling interest	(277.6)	241.2	n/a	(299.7)	-7.4%	(495.3)	(181.2)	n/a
Discontinued operations	—	(94.1)	-100.0%	—	n/a	—	(35.3)	-100.0%
Net Income (Loss)	326.6	(34.9)	n/a	248.1	31.6%	551.0	277.8	98.3%

Balance Sheet	4Q17	3Q17
BRL mln	12/31/2017	09/30/2017
Cash and cash equivalents	4,555	5,802
Marketable Securities	3,853	2,044
Trade accounts receivable	1,278	1,206
Inventories	663	614
Derivative financial instruments	1,162	1,042
Other current assets	2,367	784
Other non-current assets	4,342	4,733
Investments	8,749	8,982
Property, plant and equipment	11,682	11,330
Intangible assets	16,974	16,849
Total Assets	55,625	53,386
Loans and borrowings	21,689	21,316
Financial instruments and derivatives	115	271
Trade accounts payable	2,434	2,189
Payroll	291	268
Other current liabilities	2,392	1,817
Other non-current liabilities	11,644	11,367
Shareholders’ Equity	17,059	16,157
Total Liabilities	55,625	53,386

8 of 9

COSAN LIMITED	Earnings Release
4rd Quarter and Fiscal Year of 2017

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
BRL mln	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
EBITDA	2,879.0	1,696.5	69.7%	2,231.3	29.0%	8,104.6	7,476.1	8.4%
Adjusted EBITDA	1,895.1	1,640.2	15.5%	2,413.1	-21.5%	7,834.3	6,603.2	18.6%
CAPEX	1,161.5	858.8	35.2%	815.9	42.4%	3,904.8	3,338.5	17.0%

Income Statement for the Period	4Q17	4Q16	Chg.%	3Q17	Chg.%	2017	2016	Chg.%
BRL mln	(Oct-Dec)	(Oct-Dec)	4Q17/4Q16	(Jul-Sep)	4Q17/3Q17	(Jan-Dec)	(Jan-Dec)	2017/2016
Net Revenue	14,717.2	13,043.7	12.8%	14,483.9	1.6%	55,016.4	51,889.0	6.0%
Cost of Goods and Services Sold	(12,806.1)	(11,465.4)	11.7%	(12,161.6)	5.3%	(47,586.7)	(44,256.7)	7.5%
Gross profit	1,911.2	1,578.3	21.1%	2,322.3	-17.7%	7,429.7	7,632.3	-2.7%
Selling, general & administrative expenses	(1,001.7)	(942.6)	6.3%	(925.0)	8.3%	(3,615.4)	(3,563.9)	1.4%
Other net operating income (expenses)	994.5	68.1	n/a	5.9	n/a	979.7	298.2	n/a
Financial results	(1,004.2)	(774.9)	29.6%	(521.1)	92.7%	(2,931.3)	(3,082.5)	-4.9%
Equity Pick-up	7.0	13.2	-47.0%	5.4	28.3%	(10.9)	(34.1)	-68.0%
Expenses with income and social contribution taxes	(295.3)	(82.6)	n/a	(330.9)	-10.8%	(775.7)	(727.7)	6.6%
Non-controlling interest	(284.9)	199.8	n/a	(308.6)	-7.7%	(525.1)	(209.3)	n/a
Discontinued operations	—	(94.1)	-100.0%	—	n/a	—	(35.3)	-100.0%
Net Income (Loss)	326.6	(34.9)	n/a	248.1	31.6%	551.0	277.8	98.3%

Balance Sheet	4Q17	3Q17
BRL mln	12/31/2017	09/30/2017
Cash and cash equivalents	6,201	7,024
Marketable Securities	3,853	2,044
Trade accounts receivable	2,746	2,455
Inventories	3,274	2,903
Derivative financial instruments	1,433	1,242
Other current assets	4,064	2,523
Other non-current assets	5,838	6,181
Investments	451	420
Property, plant and equipment	18,215	17,941
Intangible assets	21,109	20,999
Total Assets	67,184	63,732
Loans and borrowings	28,486	27,259
Financial instruments and derivatives	350	502
Trade accounts payable	4,167	3,715
Payroll	516	496
Other current liabilities	3,283	2,581
Other non-current liabilities	13,206	12,913
Shareholders’ Equity	17,175	16,266
Total Liabilities	67,184	63,732

9 of 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer